Exhibit 99.1

VNET Reports Unaudited Third Quarter 2023 Financial Results

BEIJING, November 15, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

“We recorded another solid performance in the third quarter of 2023, highlighted by smooth and timely deliveries of approximately 3,500 cabinets as well as new order wins for our reliable services,” said Jeff Dong, Chief Executive Officer of VNET. “Notably, we extended a wholesale contract for 45MW of capacity with an existing internet giant customer in August. Computing power needs have surged under rapid AI development and supportive policy measures. With our high power density deployment and service capabilities, we are steadily capturing increasing demand for premium IDC services among new and traditional industry verticals. As a dedicated industry leader, we will continue strengthening our core competencies to fulfill the mounting AI-driven demand and propel our long-term, sustainable growth.”

Qiyu Wang, Chief Financial Officer of VNET, commented, “In the third quarter of 2023, we continued to concentrate on high-quality revenues. Our net revenues increased by 4.0% year-over-year to RMB1.89 billion and adjusted EBITDA rose by 11.6% year-over-year to RMB507.9 million. Moving forward, we will remain focused on high-quality business growth while advancing our premium IDC offerings to empower digital transformation across a broader swath of industries.”

Third Quarter 2023 Financial Highlights

•	Net revenues increased by 4.0% to RMB1.89 billion (US$258.6 million) from RMB1.81 billion in the same period of 2022.

•	Adjusted cash gross profit (non-GAAP) increased by 4.3% to RMB738.4 million (US$101.2 million) from RMB707.7 million in the same period of 2022. Adjusted cash gross margin (non-GAAP) was 39.1%, compared with 39.0% in the same period of 2022.

•	Adjusted EBITDA (non-GAAP) increased by 11.6% to RMB507.9 million (US$69.6 million) from RMB455.3 million in the same period of 2022. Adjusted EBITDA margin (non-GAAP) in the third quarter of 2023 was 26.9%, compared with 25.1% in the same period of 2022.

Third Quarter 2023 Operational Highlights

•	Total cabinets under management were 88,922 as of September 30, 2023, compared with 86,927 as of June 30, 2023 and 82,660 as of September 30, 2022.

•	Cabinets utilized by customers increased by 1,092 in the third quarter of 2023 to reach 52,408 as of September 30, 2023, compared with 51,316 as of June 30, 2023 and 45,527 as of September 30, 2022.

•	Overall utilization rate of cabinets[1] was 58.9% as of September 30, 2023, compared with 59.0% as of June 30, 2023 and 55.1% as of September 30, 2022.

•	Retail IDC MRR[2] per cabinet was RMB9,495 in the third quarter of 2023, compared with RMB9,530 in the second quarter of 2023 and RMB9,287 in the third quarter of 2022.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

Third Quarter 2023 Financial Results

NET REVENUES: Net revenues in the third quarter of 2023 were RMB1.89 billion (US$258.6 million), representing an increase of 4.0% from RMB1.81 billion in the same period of 2022. The year-over-year increase was mainly driven by the continued growth of our IDC business and cloud services.

GROSS PROFIT: Gross profit in the third quarter of 2023 was RMB306.5 million (US$42.0 million), compared with RMB316.6 million in the same period of 2022. Gross margin in the third quarter of 2023 was 16.2%, compared with 17.5% in the same period of 2022.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB738.4 million (US$101.2 million) in the third quarter of 2023, compared with RMB707.7 million in the same period of 2022. Adjusted cash gross margin in the third quarter of 2023 was 39.1%, compared with 39.0% in the same period of 2022.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2023 were RMB274.3 million (US$37.6 million), compared with RMB310.2 million in the same period of 2022. As a percentage of net revenues, total operating expenses in the third quarter of 2023 were 14.5%, compared with 17.1% in the same period of 2022.

Sales and marketing expenses in the third quarter of 2023 were RMB64.1 million (US$8.8 million), compared with RMB80.2 million in the same period of 2022.

Research and development expenses in the third quarter of 2023 were RMB80.7 million (US$11.1 million), compared with RMB73.4 million in the same period of 2022.

General and administrative expenses in the third quarter of 2023 were RMB137.9 million (US$18.9 million), compared with RMB165.4 million in the same period of 2022.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and compensation for postcombination employment in an acquisition, were RMB264.8 million (US$36.3 million) in the third quarter of 2023, compared with RMB275.1 million in the same period of 2022. As a percentage of net revenues, adjusted operating expenses in the third quarter of 2023 were 14.0%, compared with 15.2% in the same period of 2022.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2023 was RMB507.9 million (US$69.6 million), representing an increase of 11.6% from RMB455.3 million in the same period of 2022. Adjusted EBITDA in the third quarter of 2023 excluded share-based compensation expenses of RMB9.5 million (US$1.3 million). Adjusted EBITDA margin in the third quarter of 2023 was 26.9%, compared with 25.1% in the same period of 2022.

NET LOSS ATTRIBUTABLE TO VNET GROUP, INC.: Net loss attributable to VNET Group, Inc. in the third quarter of 2023 was RMB50.5 million (US$6.9 million), compared with a net loss attributable to VNET Group, Inc. of RMB425.2 million in the same period of 2022.

LOSS PER SHARE: Basic and diluted loss per share in the third quarter of 2023 were both RMB0.06 (US$0.01), which represented the equivalent of both RMB0.36 (US$0.06) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of September 30, 2023, the aggregate amount of the Company’s cash, cash equivalents and restricted cash was RMB3.02 billion (US$414.5 million).

Net cash generated from operating activities, in the third quarter of 2023, was RMB454.3 million (US$62.3 million), compared with RMB607.4 million in the same period of 2022.

Business Outlook

For the full year of 2023, the Company currently expects total net revenues to be between RMB7,400 million and RMB7,600 million, representing a year-over-year growth of 4.7% to 7.6%, and adjusted EBITDA to be in the range of RMB2,000 million to RMB2,060 million, representing a year-over-year growth of 6.8% to 10.0%. This compares with total net revenues expected between RMB7,600 million and RMB7,900 million and adjusted EBITDA between RMB2,025 million to RMB2,125 million as previously stated. The outlook update is mainly due to the Company’s continuous focus on high-quality revenues to maintain the long-term sustainability of the Company’s operations.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on Wednesday, November 15, 2023, or 9:00 AM Beijing Time on Thursday, November 16, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Third Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI6b834b8fdb694406b5e76d57b40294f3

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’' internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2022	September 30, 2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,661,321	2,702,523	370,412
Restricted cash	327,673	320,809	43,971
Accounts and notes receivable, net	1,763,693	2,090,160	286,480
Prepaid expenses and other current assets	2,147,500	2,551,843	349,759
Amounts due from related parties	152,089	260,559	35,713
Total current assets	7,052,276	7,925,894	1,086,335

Non-current assets:
Property and equipment, net	11,964,498	12,920,470	1,770,898
Intangible assets, net	1,497,131	1,409,782	193,227
Land use rights, net	576,020	606,075	83,069
Operating lease right-of-use assets, net	3,503,925	4,111,044	563,465
Goodwill	1,364,191	1,364,191	186,978
Restricted cash	500	882	121
Deferred tax assets, net	196,098	300,854	41,235
Long-term investments, net	242,194	748,374	102,573
Amount due from related parties	-	18,500	2,536
Other non-current assets	551,572	514,852	70,566
Total non-current assets	19,896,129	21,995,024	3,014,668
Total assets	26,948,405	29,920,918	4,101,003

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	-	30,000	4,112
Accounts and notes payable	713,628	765,448	104,913
Accrued expenses and other payables	2,410,479	2,573,780	352,766
Advances from customers	1,157,963	1,573,747	215,700
Deferred revenue	95,078	119,482	16,376
Income taxes payable	42,017	41,003	5,620
Amounts due to related parties	6,928	357,567	49,009
Current portion of long-term borrowings	484,020	563,722	77,265
Current portion of finance lease liabilities	206,260	128,288	17,583
Current portion of deferred government grants	3,646	7,807	1,070
Current portion of operating lease liabilities	674,288	795,877	109,084
Convertible promissory notes	537,778	4,261,215	584,048
Total current liabilities	6,332,085	11,217,936	1,537,546

Non-current liabilities:
Long-term borrowings	3,049,856	4,570,655	626,460
Convertible promissory notes	5,859,259	1,794,130	245,906
Non-current portion of finance lease liabilities	1,047,640	1,161,949	159,258
Unrecognized tax benefits	87,174	87,174	11,948
Deferred tax liabilities	682,580	758,168	103,916
Deferred government grants	2,672	92,628	12,696
Non-current portion of operating lease liabilities	2,905,283	3,360,070	460,536
Total non-current liabilities	13,634,464	11,824,774	1,620,720

Shareholders' equity
Ordinary shares	60	60	8
Additional paid-in capital	15,239,926	15,225,122	2,086,777
Accumulated other comprehensive income	11,022	9,535	1,307
Statutory reserves	77,996	77,996	10,690
Accumulated deficit	(8,369,868)	(8,758,547)	(1,200,459)
Treasury stock	(349,523)	(161,892)	(22,189)
Total VNET Group,Inc. shareholders’ equity	6,609,613	6,392,274	876,134
Noncontrolling interest	372,243	485,934	66,603
Total shareholders' equity	6,981,856	6,878,208	942,737
Total liabilities and shareholders' equity	26,948,405	29,920,918	4,101,003

VNET GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,814,210	1,821,744	1,886,924	258,624	5,184,559	5,514,450	755,818
Cost of revenues	(1,497,627)	(1,478,995)	(1,580,446)	(216,618)	(4,154,678)	(4,512,843)	(618,537)
Gross profit	316,583	342,749	306,478	42,006	1,029,881	1,001,607	137,281

Operating income (expenses)
Other operating income	5,763	13,895	26,706	3,660	47,048	73,980	10,140
Sales and marketing expenses	(80,245)	(63,068)	(64,077)	(8,782)	(235,554)	(192,921)	(26,442)
Research and development expenses	(73,350)	(81,126)	(80,673)	(11,057)	(222,705)	(241,549)	(33,107)
General and administrative expenses	(165,436)	(128,017)	(137,931)	(18,905)	(486,717)	(393,395)	(53,919)
Reversal (allowance) for doubtful debt	3,096	8,833	(18,316)	(2,510)	6,574	(7,034)	(964)
Total operating expenses	(310,172)	(249,483)	(274,291)	(37,594)	(891,354)	(760,919)	(104,292)

Operating profit	6,411	93,266	32,187	4,412	138,527	240,688	32,989
Interest income	9,455	10,038	12,887	1,766	22,818	28,606	3,921
Interest expense	(78,733)	(71,709)	(91,800)	(12,582)	(200,382)	(233,295)	(31,976)
Impairment of long-term investment	-	-	(11,115)	(1,523)	-	(11,115)	(1,523)
Other income	2,169	14,192	7,536	1,033	10,456	22,892	3,138
Other expenses	(3,174)	(320)	(10,975)	(1,504)	(4,219)	(14,887)	(2,040)
Changes in the fair value of convertible promissory notes	13,179	154	266	36	71,136	21,718	2,977
Foreign exchange (loss) gain	(317,157)	(271,630)	24,606	3,373	(612,283)	(168,391)	(23,080)
Loss before income taxes and (loss) gain from equity method investments	(367,850)	(226,009)	(36,408)	(4,989)	(573,947)	(113,784)	(15,594)
Income tax expenses	(55,717)	(12,545)	(6,317)	(866)	(133,363)	(63,748)	(8,737)
(Loss) gain from equity method investments	(384)	983	2,842	390	2,753	3,651	500
Net loss	(423,951)	(237,571)	(39,883)	(5,465)	(704,557)	(173,881)	(23,831)
Net (profit) loss attributable to noncontrolling interest	(1,260)	4,692	(10,579)	(1,450)	(7,151)	(27,167)	(3,724)
Net loss attributable to VNET Group, Inc.	(425,211)	(232,879)	(50,462)	(6,915)	(711,708)	(201,048)	(27,555)

Loss per share
Basic	(0.48)	(0.26)	(0.06)	(0.01)	(0.80)	(0.23)	(0.03)
Diluted	(0.48)	(0.26)	(0.06)	(0.01)	(0.84)	(0.24)	(0.03)
Shares used in loss per share computation
Basic*	888,443,329	888,705,981	889,058,872	889,058,872	886,886,953	888,724,901	888,724,901
Diluted*	888,443,329	888,705,981	889,058,872	889,058,872	920,886,954	899,884,241	899,884,241

Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(2.88)	(1.56)	(0.36)	(0.06)	(4.80)	(1.38)	(0.18)
Diluted	(2.88)	(1.56)	(0.36)	(0.06)	(5.04)	(1.44)	(0.18)

 * Shares used in loss per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	316,583	342,749	306,478	42,006	1,029,881	1,001,607	137,282
Plus: depreciation and amortization*	388,217	400,173	431,933	59,201	1,077,613	1,233,983	169,131
Plus: share-based compensation expenses	2,876	-	-	-	(1,330)	-	-
Adjusted cash gross profit	707,676	742,922	738,411	101,207	2,106,164	2,235,590	306,413
Adjusted cash gross margin	39.0%	40.8%	39.1%	39.1%	40.6%	40.5%	40.5%

Operating expenses	(310,172)	(249,483)	(274,291)	(37,594)	(891,354)	(760,919)	(104,293)
Plus: share-based compensation expenses	32,355	8,006	9,475	1,299	127,291	25,817	3,539
Plus: compensation for postcombination employment in an acquisition	2,685	-	-	-	37,398	-	-
Adjusted operating expenses	(275,132)	(241,477)	(264,816)	(36,295)	(726,665)	(735,102)	(100,754)

Operating profit	6,411	93,266	32,187	4,412	138,527	240,688	32,989
Plus: depreciation and amortization*	410,988	433,735	466,285	63,910	1,146,473	1,332,649	182,655
Plus: share-based compensation expenses	35,231	8,006	9,475	1,299	125,961	25,817	3,539
Plus: compensation for postcombination employment in an acquisition	2,685	-	-	-	37,398	-	-
Adjusted EBITDA	455,315	535,007	507,947	69,621	1,448,359	1,599,154	219,183
Adjusted EBITDA margin	25.1%	29.4%	26.9%	26.9%	27.9%	29.0%	29.0%

* Before the deduction of government grants for three months ended June 30, 2023, three months ended September 30, 2023 and nine months ended September 30, 2023.

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(423,951)	(237,571)	(39,883)	(5,465)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	410,988	433,015	461,603	63,268
Share-based compensation expenses	35,231	8,006	9,475	1,299
Others	436,876	357,787	130,633	17,905
Changes in operating assets and liabilities
Accounts and notes receivable	64,291	8,388	(70,896)	(9,717)
Prepaid expenses and other current assets	84,574	70,627	(48,380)	(6,631)
Accounts and notes payable	(47,279)	33,434	21,763	2,983
Accrued expenses and other payables	158,009	(5,950)	(54,577)	(7,480)
Deferred revenue	20,086	(35,743)	36,008	4,935
Advances from customers	(33,711)	(114,977)	124,816	17,107
Others	(97,697)	(93,540)	(116,249)	(15,935)
Net cash generated from operating activities	607,417	423,476	454,313	62,269

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(563,546)	(394,812)	(946,444)	(129,721)
Purchases of intangible assets	(16,976)	(10,178)	(18,228)	(2,498)
(Payments for) proceeds from investments	(36,631)	(655,815)	144,516	19,808
Proceeds from other investing activities	2,670	9,295	70,010	9,596
Net cash used in investing activities	(614,482)	(1,051,510)	(750,146)	(102,815)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	273,169	169,204	756,101	103,632
Repayments of bank borrowings	(73,070)	(55,865)	(78,050)	(10,698)
Repayments of 2025 Convertible Notes	-	(380,333)	(148,842)	(20,400)
Payments for finance lease	(116,896)	(67,172)	(30,366)	(4,162)
(Payments for) proceeds from other financing activities	(10,438)	285,013	216,711	29,703
Net cash generated from (used in) financing activities	72,765	(49,153)	715,554	98,075

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	74,119	51,314	(12,476)	(1,710)
Net increase (decrease) in cash, cash equivalents and restricted cash	139,818	(625,873)	407,245	55,819
Cash, cash equivalents and restricted cash at beginning of period	3,616,255	3,242,842	2,616,969	358,685
Cash, cash equivalents and restricted cash at end of period	3,756,073	2,616,969	3,024,214	414,504